December 13, 2012

John Ellison, Jr.
Alan M. Grossberg
Russell Seheult
c/o UltraStar Cinemas
1060 Joshua Way
Vista, California 92081

Dear Gentlemen,

Reference is made to the respective Asset Purchase Agreements, dated December 11, 2012 (the “Agreements”).  All capitalized terms herein shall have the meanings ascribed to them in the Agreements unless specifically defined herein.

The parties to the respective Agreements, in each instance, set the purchase price for the Purchased Assets based upon their review of the Financial Statements, calculations of adjusted pro forma theater level cash flow (“TLCF”) of each Seller, and the application of a five times multiple.  In performing their analyses of TLCF, the parties have identified certain items relating to advertising add backs,  film rentals and insurance premiums that might, upon further analysis, justify adjustments to the calculations of TLCF and, in certain instances,  could result in a adjustments to the purchase prices for one or more of the Sellers.  More specifically, you have indicated that you believe that TLCF should be increased to reflect (i) an aggregate of $155,717.41 in advertising add backs and (ii) reductions in film rent expense aggregating $133,711.  We believe that TLCF should be reduced by an aggregate of $200,000 to account for the fact that it appears that Sellers have failed to maintain the minimum insurance coverage required by the respective leases and that, if the required coverage had been provided, insurance premiums would have been $200,000 higher.

We have agreed to continue to confer with you regarding these three specifically identified categories of items and to review the pertinent documentation in a good faith effort to determine whether any mutual understanding can be reached as to whether any adjustments to any of the respective purchase price paid to any Seller would be appropriate.

While such discussions and reviews proceed, the number of shares of Buyer Manager’s Class A Common Stock, par value $.01 (the “Shares”), delivered to Sellers at the Closing shall be reduced by an aggregate of 181,818 Shares to reflect the insurance premium adjustment, based upon a valuation (as in the Agreements) of $5.50 per Share.  The number of Shares deliverable to each Seller at Closing shall be reduced proportionately, as set forth on Exhibit A.  If, and only if, following the Closing it is determined that the adjustment with respect to insurance premiums should be revised, the respective purchase prices shall be further adjusted to reflect such revisions and any increase in any purchase price payable to any particular Seller shall be made solely by the delivery to such Seller of additional Shares valued at $5.50 per Share.

Similarly, If, and only if, it is mutually determined after the Closing that the purchase price payable to any particular Seller should be increased because of information regarding advertising add backs and film rentals,  the amount of any such increase shall be payable solely by the delivery to such Seller of additional Shares valued at $5.50 per share.

                If we disagree as to what adjustments, if any, should be made, we  agree to submit the disagreement to a mediator upon demand by any party hereto.  The mediator shall be jointly agreed to or in the event that after 20 days following demand the parties cannot agree, then the San Diego office of Judicial Arbitration and Mediation Service (“JAMS”) shall appoint such mediator upon application of either party.

In the event such mediation does not resolve the dispute, the disagreement shall be resolved in accordance with the following arbitration procedures: upon application of either party, the parties shall submit the dispute for resolution to the San Diego office of JAMS for arbitration.  The arbitrator’s determination shall be in writing provided to all parties and the arbitrator’s determination as to what adjustments, if any, should be made shall be final and binding on the parties.  The fees and expenses of the arbitration may be assessed by the arbitrator in accordance with his or her determination of the prevailing party.  In making its determination hereunder, the arbitrator shall not be required to follow any particular method or rules of procedures and shall allow no discovery; but shall adopt such procedures as he or she believes will be most conducive to a prompt, practicable and fair determination of the issues, consistent with the terms of this Agreement.

(Signatures appear on the following page)

If the foregoing accurately reflects our understandings with respect to the possible adjustment of any of the purchase price to any Seller, please indicate your agreement by signing in the spaces indicated below.

Very truly yours,

Digital Cinema Destinations Corp.

/s/ A. Dale Mayo
A. Dale Mayo, Chief Executive Officer

Accepted and Agreed:

Mission Valley Cinemas, Inc.
Apple Valley Cinemas, Inc.
UltraStar Poway Creekside Plaza, Inc.
UltraStar Galaxy, Inc.
Desert Cinemas, Inc.
Temecula Cinema Group, Inc.

By:

______________________________
John Ellison, Jr. in
his representative capacity
_______________________________
Alan M. Grossberg

_______________________________
John Ellison, Jr.

_______________________________
Russell Seheult

Exhibit A

Seller	Number of Shares in Asset Purchase Agreement	Reduction in Number of Shares	Number of Shares Delivered at Closing
Mission Market Cinemas, Inc.	60,965	26,657	34,308
Apple Valley Cinemas, Inc.	61,185	26,753	34,432
Ultrastar Poway Creekside Plaza, Inc.	71,675	31,340	40,335
Ultrastar Galaxy, Inc.	18,913	8,270	10,643
Desert Cinemas, Inc.	197,163	86,209	110,954
Temecula Cinema Group, Inc.	5,922	2,589	3,333
San Diego Cinemas, Inc.	381,198	0	381,198
Total	797,021	181,818	615,203